UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 11, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Acorda Therapeutics, Inc.
File No. 000-50513

Biotie Therapeutics Corporation
File No. 333-204147

CF#36469

_____

       Acorda Therapeutics, Inc. (successor to Biotie Therapeutics Corporation) submitted an application under Rule 406 requesting an extension of previous grant of confidential treatment for information Biotie Therapeutics Corporation excluded from the Exhibits to and Form F-1 filed on May 14, 2015. Acorda Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2016.

       Based on representations by Acorda Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.6	10-Q	August 4, 2016	through June 30, 2030
10.8	10-Q	August 4, 2016	through June 30, 2030
10.9	10-Q	August 4, 2016	through June 30, 2030
10.10	10-Q	August 4, 2016	through June 30, 2030
10.11	10-Q	August 4, 2016	through June 30, 2030
10.13	F-1	May 14, 2015	through June 30, 2030
10.15	F-1	May 14, 2015	through June 30, 2030
10.16	F-1	May 14, 2015	through June 30, 2030
10.17	F-1	May 14, 2015	through June 30, 2030
10.18	F-1	May 14, 2015	through June 30, 2030

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary